Exhibit 99.3

OCTOBER 26, 2017

Management’s Discussion and Analysis

INTRODUCTION

This Management’s Discussion and Analysis (MD&A) provides a review of the significant developments that impacted Norbord’s performance during the period. The information in this section should be read in conjunction with the unaudited condensed consolidated interim financial statements (interim financial statements) for the period ended September 30, 2017 and the audited consolidated financial statements and annual MD&A in the 2016 Annual Report.

In this MD&A, “Norbord” or the “Company” means Norbord Inc. and all of its consolidated subsidiaries and affiliates, unless the context implies otherwise. “Brookfield” means Brookfield Asset Management Inc. or any of its consolidated subsidiaries and affiliates, which are related parties by virtue of a significant equity interest in the Company.

Annual financial data provided has been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (the IASB) and interim financial data has been prepared in accordance with International Accounting Standard (IAS) 34, Interim Financial Reporting. Additional information on Norbord, including the Company’s annual information form and other documents publicly filed by the Company, is available on the Company’s website at www.norbord.com, the System for Electronic Document Analysis and Retrieval (SEDAR) administered by the Canadian Securities Administrators (the CSA) at www.sedar.com and on the Electronic Data Gathering, Analysis and Retrieval System (EDGAR) section of the US Securities and Exchange Commission    (the SEC) website at www.sec.gov/edgar.shtml.

Some of the statements included or incorporated by reference in this MD&A constitute forward-looking statements within the meaning of applicable securities legislation. Forward-looking statements are based on various assumptions and are subject to various risks. See the cautionary statement contained in the Forward-Looking Statements section.

The Company has prepared this MD&A with reference to National Instrument 51-102 – Continuous Disclosure Obligations of the CSA. The Company is an eligible issuer under the Multijurisdictional Disclosure System (MJDS) and complies with the US reporting requirements by filing its Canadian disclosure documents with the SEC. As an MJDS issuer, the Company is permitted to prepare this MD&A in accordance with the disclosure requirements of the CSA, whose requirements are different from those of the SEC.

This MD&A provides financial and operating results for the three month and nine month periods ended September 30, 2017, and additional disclosure of material information up to and including the date of issue, being October 26, 2017. All financial references in the MD&A are stated in US dollars unless otherwise noted.

In evaluating the Company’s business, management uses non-IFRS financial measures which, in management’s view, are important supplemental measures of the Company’s performance and believes that they are frequently used by investors, securities analysts and other interested persons in the evaluation of Norbord and other similar companies. In this MD&A, the following non-IFRS financial measures have been used: Adjusted EBITDA, Adjusted earnings, Adjusted earnings per share, cash provided by operating activities per share, operating

Some of the statements included in this MD&A constitute forward-looking statements that are based on various assumptions and are subject to various risks. See the cautionary statement contained in the Forward-Looking Statements section.	1

working capital, total working capital, capital employed, return on capital employed (ROCE), return on equity (ROE), net debt for financial covenant purposes, tangible net worth, net debt to capitalization, book basis, and net debt to capitalization, market basis. These non-IFRS financial measures are described in the Non-IFRS Financial Measures section. Non-IFRS financial measures do not have any standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies that may have different financing and capital structures and/or tax rates. Where appropriate, a quantitative reconciliation of the non-IFRS financial measure to the most directly comparable IFRS measure is also provided. Certain prior period figures for Adjusted EBITDA and Adjusted earnings have been adjusted to conform to the revised definitions of these non-IFRS financial measures currently used by Norbord.

BUSINESS OVERVIEW & STRATEGY

Norbord is a leading global manufacturer of wood-based panels with 17 plant locations in the United States (US), Canada and Europe. After the completion of the merger with Ainsworth Lumber Co. Ltd. (Ainsworth) on March 31, 2015 (the Merger), Norbord became the largest global producer of oriented strand board (OSB) with annual capacity of 8 billion square feet (Bsf) (3/8-inch basis). In North America, Norbord owns 13 OSB mills located in the Southern region of the US, Western Canada, Quebec, Ontario and Minnesota. In Europe, the Company operates an OSB mill, two particleboard production facilities and one medium density fibreboard (MDF) production facility in the United Kingdom (UK) and one OSB mill in Belgium and is the UK’s largest panel producer. The Company reports its operations in two geographic segments, North America and Europe, with 80% of its panel production capacity in North America and 20% in Europe. Norbord’s business strategy is focused entirely on the wood-based panels sector – in particular OSB – in North America, Europe and Asia.

Norbord’s financial goal is to achieve top-quartile ROCE among North American forest products companies over the business cycle.

Protecting the balance sheet is an important element of Norbord’s financing strategy. Management believes that its record of superior operational performance, disciplined capital allocation and prudent balance sheet management will enable it to access public and private capital markets (subject to financial market conditions). At September 30, 2017, Norbord had unutilized liquidity of $476 million, comprising $126 million in cash,    $225 million in unutilized revolving bank lines and $125 million undrawn under its accounts receivable securitization program. In February 2017, the Company permanently repaid its $200 million senior secured notes upon maturity using cash on hand and temporary drawings on the accounts receivable securitization program which have since been repaid.

Some of the statements included in this MD&A constitute forward-looking statements that are based on various assumptions and are subject to various risks. See the cautionary statement contained in the Forward-Looking Statements section.	2

SUMMARY

North American OSB demand continues to improve, driven by sustained growth in new home construction, repair and remodelling, industrial and export uses. Year-to-date, US housing starts were up 3% compared to the same period last year, with single-family starts 9% higher. The North American North Central OSB benchmark price averaged $409 per thousand square feet (Msf) (7/16-inch basis) for the quarter, up 24% versus the previous quarter and 36% against the same quarter last year. Norbord’s North American third quarter operating capacity utilization was down versus the prior quarter due to weather-related curtailments (wildfires in British Columbia and hurricanes in the Southern region of the US) but up versus the same quarter last year primarily due to increased productivity.

Demand growth in the Company’s core European markets in the UK and Germany continues to be strong. Norbord’s European segment results improved versus the prior quarter on continued panel price increases and some reversal of recent resin price escalation. In the third quarter, capacity utilization at Norbord’s European mills was down versus the prior quarter due to annual maintenance shuts taken at three mills, but up versus the same quarter last year due to improved productivity.

Norbord generated operating income of $169 million in the third quarter of 2017, up from $135 million in the prior quarter and $87 million in the same quarter last year. Year-to-date, Norbord generated operating income of    $377 million, up significantly from $193 million in the same period last year. Norbord generated Adjusted EBITDA of $200 million in the third quarter of 2017 versus $165 million in the prior quarter and $115 million in the same quarter last year. Year-to-date, Norbord generated Adjusted EBITDA of $468 million, up from $270 million in the prior period. The improvement over all comparative periods is primarily due to higher North American OSB prices. In addition, the improvement over all prior year periods is due to higher sales volume partially offset by higher resin prices and higher profit share costs attributed to higher earnings.

The following table reconciles Adjusted EBITDA to the most directly comparable IFRS measure:

	Q3	Q2	Q3	9 mos	9 mos
(US $ millions)	2017	2017	2016	2017	2016
Earnings	$130	$97	$55	$276	$122
Add: Finance costs	7	8	13	26	39
Add: Depreciation and amortization	27	27	23	78	68
Add: Income tax expense	32	30	19	75	32
Add: Loss on disposal of assets	2	2	—	9	—
Add: Stock-based compensation and related costs	1	1	1	3	1
Add: Costs related to Inverness expansion project	1	—	—	1	—
Add: Other costs incurred to achieve Merger synergies	—	—	4	—	7
Add: Costs related to High Level fire	—	—	—	—	1

Adjusted EBITDA(1)	$200	$165	$115	$468	$270

(1)	Non-IFRS measure; see Non-IFRS Financial Measures section.

Norbord recorded earnings of $130 million ($1.51 per basic share and $1.50 per diluted share) in the third quarter of 2017 versus $97 million ($1.13 per basic share and $1.12 per diluted share) in the prior quarter and $55 million ($0.64 per basic and diluted share) in the same quarter last year. Year-to-date, Norbord recorded earnings of    $276 million ($3.21 per basic share and $3.18 per diluted share) and $122 million ($1.43 per basic share and $1.42 per diluted share) in the same period last year. Excluding the impact of non-recurring or other items, and using a normalized Canadian statutory tax rate, Norbord recorded Adjusted earnings of $121 million ($1.40 per basic share and $1.39 per diluted share) in the third quarter of 2017 compared to $95 million ($1.10 per basic and diluted share) in the second quarter of 2017 and $58 million ($0.68 per basic share and $0.67 per diluted share) in the third quarter of 2016. Year-to-date, Norbord recorded Adjusted earnings of $266 million ($3.09 per basic share and $3.07 per diluted share) compared to $120 million ($1.40 per basic share and $1.39 per diluted share) in the same period in 2016.

Some of the statements included in this MD&A constitute forward-looking statements that are based on various assumptions and are subject to various risks. See the cautionary statement contained in the Forward-Looking Statements section.	3

The following table reconciles Adjusted earnings to the most directly comparable IFRS measure:

	Q3	Q2	Q3	9 mos	9 mos
(US $ millions)	2017	2017	2016	2017	2016
Earnings	$130	$97	$55	$276	$122
Add: Loss on disposal of assets	2	2	—	9	—
Add: Stock-based compensation and related costs	1	1	1	3	1
Add: Costs related to Inverness expansion project	1	—	—	1	—
Add: Other costs incurred to achieve Merger synergies	—	—	4	—	7
Add: Costs related to High Level fire	—	—	—	—	1
Add: Reported income tax expense	32	30	19	75	32

Adjusted pre-tax earnings	166	130	79	364	163
Less: Income tax expense at statutory rate(1)	(45)	(35)	(21)	(98)	(43)

Adjusted earnings(2)	$121	$95	$58	$266	$120

(1)	Represents Canadian combined federal and provincial statutory rate.
(2)	Non-IFRS measure; see Non-IFRS Financial Measures section.

Home construction activity, particularly in the US, influences OSB demand and pricing. With 80% of the Company’s panel capacity located in North America, fluctuations in North American OSB demand and prices significantly affect Norbord’s results. Year-to-date, approximately 55% of Norbord’s North American OSB sales volume went into the new home construction sector, approximately 25% went into industrial applications and export markets, and approximately 20% went into repair and remodelling. Management believes this diversification provides opportunities to maximize profitability while limiting the Company’s relative exposure to the new home construction segment during periods of soft housing activity. As the US housing market continues to strengthen, management expects Norbord’s shipment volume to the new home construction sector will continue to grow.

The long-term fundamentals that support North American housing activity such as new household formation and replacement of housing stock are forecasted by US housing economists to be strong. Norbord’s European operations and Asian exports are exposed to different market dynamics relative to North America and this has provided meaningful market and geographic diversification for the Company. Combined with Norbord’s strong financial liquidity and solid customer partnerships, the Company believes it is well positioned to benefit from the strengthening US housing market and growing demand in its core European and Asian export markets.

On the input cost side, fluctuations in raw material input prices significantly impact operating costs. Wood fibre, resin, wax and energy account for approximately 65% of Norbord’s OSB cash production costs. The prices for these commodities are determined by economic and market conditions. In the third quarter of 2017, global resin prices reversed their four-quarter rising trend. Resin used in the OSB manufacturing process is a petrochemical product, therefore its price is expected to follow global oil prices. Norbord will continue to pursue aggressive Margin Improvement Program (MIP) initiatives to reduce raw material usages and improve productivity to offset potentially higher uncontrollable costs.

Some of the statements included in this MD&A constitute forward-looking statements that are based on various assumptions and are subject to various risks. See the cautionary statement contained in the Forward-Looking Statements section.	4

SUMMARY OF FINANCIAL AND OPERATING HIGHLIGHTS

	Q3	Q2	Q3	9 mos	9 mos
(US $ millions, except per share information, unless otherwise noted)	2017	2017	2016	2017	2016
SALES AND EARNINGS
Sales	578	536	453	1,581	1,284
Operating income	169	135	87	377	193
Adjusted EBITDA(1)	200	165	115	468	270
Earnings	130	97	55	276	122
Adjusted earnings(1)	121	95	58	266	120

PER COMMON SHARE EARNINGS
Earnings, basic(2)	1.51	1.13	0.64	3.21	1.43
Adjusted earnings, basic(1, 3)	1.40	1.10	0.68	3.09	1.40
Dividends declared(4)	0.50	0.30	0.10	0.90	0.30

BALANCE SHEET
Total assets	1,951	1,772	1,718
Long-term debt(5)	548	547	746
Net debt for financial covenant purposes(1)	449	567	705
Net debt to capitalization, market basis(1)	15%	20%	29%
Net debt to capitalization, book basis(1)	28%	36%	45%

KEY STATISTICS
Shipments (MMsf–3/8”)
North America	1,537	1,536	1,463	4,504	4,287
Europe	474	474	438	1,427	1,332
Indicative Average OSB Price
North Central ($/Msf–7/16”)	409	330	301	344	264
South East ($/Msf–7/16”)	354	320	256	322	239
Western Canada ($/Msf–7/16”)	388	324	265	326	233
Europe (•/m3)(6)	233	230	235	243	234

KEY PERFORMANCE METRICS
Return on capital employed (ROCE)(1)	52%	44%	32%	42%	26%
Return on equity (ROE)(1)	58%	51%	41%	46%	29%
Cash provided by operating activities	203	144	97	386	183
Cash provided by operating activities per share(1)	2.36	1.67	1.13	4.48	2.14

(1)	Non-IFRS measure; see Non-IFRS Financial Measures section.
(2)	Basic and diluted earnings per share are the same except diluted earnings per share for Q3 2017 is $1.50, Q2 2017 is $1.12, 9 months 2017 is $3.18 and 9 months 2016 is $1.42.
(3)	Basic and diluted Adjusted earnings per share are the same except diluted Adjusted earnings per share for Q3 2017 is $1.39, Q3 2016 is $0.67, 9 months 2017 is $3.07 and 9 months 2016 is $1.39.
(4)	Dividends declared per share stated in Canadian dollars.
(5)	Includes current and non-current long-term debt.
(6)	European indicative average OSB price represents the gross delivered price to the largest continental market.

Sales

Total sales in the quarter were $578 million, compared to $536 million in the second quarter of 2017 and $453 million in the third quarter of 2016. Year-to-date, total sales were $1,581 million, compared to $1,284 million in the same period last year. Quarter-over-quarter, total sales increased by $42 million or 8%. In North America, sales increased by 8% due to higher OSB prices. In Europe, sales increased by 9% due to higher average panel prices. Year-over-year and year-to-date, total sales increased by $125 million or 28% and $297 million or 23%, respectively. In North America, quarterly sales increased by 30% and year-to-date sales increased by 29% due to higher OSB prices and shipment volumes. In Europe, quarterly sales increased by 18% and year-to-date sales increased by 3% primarily due to higher average panel prices and an increase in shipment volumes. In addition, the year-to-date sales increase was partially offset by the foreign exchange impact of a weaker Pound Sterling relative to the US dollar.

Some of the statements included in this MD&A constitute forward-looking statements that are based on various assumptions and are subject to various risks. See the cautionary statement contained in the Forward-Looking Statements section.	5

Markets

In North America, demand from US housing continues to improve. Year-to-date US housing starts were up 3% versus the same period in 2016, with single-family starts (which use approximately three times more OSB than multi-family) increasing by 9%. The seasonally adjusted annualized rate (SAAR) was 1.13 million in September, which was 6% higher than the pace at this time last year, while the pace of housing permits (the more forward-looking indicator) was 1.22 million. Both the starts and permits SAAR numbers for September were negatively impacted by hurricanes in Texas and Florida. The consensus forecast from US housing economists stands at approximately 1.21 million starts in 2017, which suggests a 3% improvement over last year, with the single family component at 71%, up from 67% in 2016. Despite the significant rebound in new home construction from a low of 0.55 million in 2009, US housing starts remain below the long-term annual average of 1.5 million.

North American benchmark OSB prices increased significantly in the third quarter of 2017 versus both comparative quarters as new home construction activity and OSB demand continue to improve. OSB demand was pushed even further in the quarter due to hurricanes in the US south. Benchmark OSB prices increased steadily in all regions throughout the quarter and continued to reach multi-year highs, with the North Central benchmark OSB price averaging $409 per Msf (7/16-inch basis) for the quarter. The table below summarizes benchmark OSB prices by region for the relevant quarters:

	% of Norbord’s Estimated	Q3 2017	Q2 2017	Q3 2016
North American Region	Annual Operating Capacity(1)	($/Msf–7/16”)	($/Msf–7/16”)	($/Msf–7/16”)
North Central	16%	$409	$330	$301
South East	33%	354	320	256
Western Canada	32%	388	324	265

(1)	Excludes the currently curtailed Chambord, Quebec and Huguley, Alabama mills which represent 13% of estimated annual capacity.

In Europe, Norbord’s core panel markets continued to strengthen in the third quarter of 2017, with double-digit year-over-year OSB demand growth in both the UK and Germany. In local currency terms, average panel prices were up 6% from the previous quarter and up 12% versus the same quarter last year.

Historically, the UK has been a net importer of panel products and Norbord is the largest domestic producer. A weaker Pound Sterling relative to the Euro is advantageous to Norbord’s primarily UK-based operations as it improves sales opportunities within the UK and supports Norbord’s export program into the continent. During the third quarter of 2017, the Pound Sterling averaged 1.11 against the Euro, compared to 1.16 in the prior quarter and 1.18 in the same quarter last year.

Operating Results

	Q3	Q2	Q3	9 mos	9 mos
Adjusted EBITDA(1) (US $ millions)	2017	2017	2016	2017	2016
North America	$184	$157	$106	$443	$244
Europe	14	9	10	29	31
Unallocated	2	(1)	(1)	(4)	(5)

Total	$200	$165	$115	$468	$270

(1)	Non-IFRS measure; see Non-IFRS Financial Measures section.

Norbord generated Adjusted EBITDA of $200 million in the third quarter of 2017, compared to $165 million in the second quarter of 2017 and $115 million in the third quarter of 2016. Year-to-date, Norbord generated Adjusted EBITDA of $468 million compared to $270 million in the same period last year. Quarter-over-quarter, the              $35 million increase was primarily due to higher North American OSB and European panel pricing. The $85 million year-over-year and the $198 million year-to-date increases were primarily attributed to higher North American OSB, European panel pricing and shipment volumes, partially offset by higher resin prices, costs related to preparing the Huguley, Alabama mill for restart and higher profit share costs attributed to higher earnings. The positive Adjusted EBITDA of $2 million generated in the Unallocated segment during the quarter is a result of the change in policy to classify gains and losses on the translation of foreign currency-denominated tax balances from General and administrative expenses to Income tax expense (see Change in Accounting Policies).

Some of the statements included in this MD&A constitute forward-looking statements that are based on various assumptions and are subject to various risks. See the cautionary statement contained in the Forward-Looking Statements section.	6

Adjusted EBITDA Variance

The components of the Adjusted EBITDA change are summarized in the variance table below:

(US $ millions)	Q3 2017 vs. Q2 2017	Q3 2017 vs. Q3 2016	9 mos 2017 vs. 9 mos 2016
Adjusted EBITDA – current period	$200	$200	$468
Adjusted EBITDA – comparative period	165	115	270

Variance	35	85	198

Mill nets(1)	38	98	249
Volume(2)	(2)	9	24
Key input prices(3)	1	(9)	(30)
Key input usage(3)	2	2	3
Mill profit share and bonus	(1)	(5)	(12)
Other operating costs and foreign exchange(4)	(3)	(10)	(36)

Total	$35	$85	$198

(1)	The mill nets variance represents the estimated impact of changes in realized pricing across all products. Mill nets are calculated as sales (net of outbound freight costs) divided by shipment volume.
(2)	The volume variance represents the impact of shipment volume changes across all products.
(3)	The key inputs include fibre, resin, wax and energy.
(4)	The other operating costs and foreign exchange category covers all remaining variances including labour and benefits, maintenance and costs related to preparing the Huguley, Alabama mill for restart.

North America

Norbord’s North American operations generated $184 million in Adjusted EBITDA in the third quarter of 2017, an increase of $27 million from $157 million in the second quarter of 2017 and an increase of $78 million from $106 million in the third quarter of 2016. Year-to-date, North American operations generated Adjusted EBITDA of $443 million, an increase of $199 million compared to $244 million in the same period last year. The primary drivers for the increases against all comparative periods were higher OSB prices. In addition, the quarter-over-quarter increase was partially offset by the impact of curtailments as a result of the wildfires in British Columbia and the hurricanes in the US south during the current quarter. Both the year-over-year and year-to-date increases were further attributed to higher sales volume partially offset by higher resin prices, costs related to preparing the Huguley mill for restart and higher profit share costs attributed to higher earnings. The year-to-date increase was also attributed to the timing of annual maintenance shuts and related costs.

Norbord’s North American OSB cash production costs per unit (excluding mill profit share) increased by 2% compared to the second quarter of 2017, 4% compared to the third quarter of 2016 and 5% year-to-date. Quarter-over-quarter, unit costs increased primarily due to the stronger Canadian dollar relative to the US dollar and costs related to preparing the Huguley mill for restart. Year-over-year, unit costs increased due to higher resin prices, costs related to preparing the Huguley mill for restart and the stronger Canadian dollar relative to the US dollar partially offset by improved productivity and the timing of annual maintenance shuts and related costs. Year-to-date, unit costs were higher primarily due to higher resin prices, costs related to preparing the Huguley mill for restart and the timing of annual maintenance shuts and related costs.

Production has remained suspended at the Huguley mill since the first quarter of 2009 and at the Chambord, Quebec mill since the third quarter of 2008. These two mills represent 13% of Norbord’s annual estimated capacity in North America. For the past three years, Norbord has been rebuilding its Huguley mill to prepare it for restart when warranted by customer demand. With customers continuing to indicate strong and growing demand for Norbord OSB, the Company restarted production at Huguley subsequent to quarter-end with the goal of achieving a sufficient run rate by the end of the first quarter of 2018 to meet customer commitments for next year. Norbord does not currently have plans to restart Chambord, but will continue to monitor market conditions.

Some of the statements included in this MD&A constitute forward-looking statements that are based on various assumptions and are subject to various risks. See the cautionary statement contained in the Forward-Looking Statements section.	7

Excluding the curtailed mills (Huguley and Chambord), Norbord’s operating mills produced at 97% of their installed capacity in the third quarter of 2017 compared to 99% in the second quarter of 2017 and 95% in the third quarter of 2016. Capacity utilization (based on fiscal days in each period) decreased quarter-over-quarter due to weather-related curtailments taken during the quarter. Year-over-year, capacity utilization increased due primarily to increased productivity offset by weather-related curtailments.

British Columbia Wildfires

On July 10, 2017, Norbord announced that its mill in 100 Mile House, British Columbia had temporarily suspended production due to wild fires burning nearby in the region and in order to comply with evacuation orders. The mill resumed operation approximately two weeks later. Although the wild fires impacted the mill’s production, the curtailment did not materially impact Norbord’s third quarter financial results.

Europe

Norbord’s European operations generated $14 million in Adjusted EBITDA compared to $9 million in the second quarter of 2017 and $10 million in the third quarter of 2016. Year-to-date, European operations generated $29 million in Adjusted EBITDA versus $31 million in 2016. Quarter-over-quarter, the Adjusted EBITDA increase of $5 million was primarily driven by higher average panel prices and some reversal of recent resin price escalation. Year-over-year, the higher Adjusted EBITDA was primarily attributed to higher average panel prices partially offset by higher resin prices and the timing of annual maintenance shuts and related costs. Year-to-date, the Adjusted EBITDA decrease of $2 million was due to higher resin prices and the translation impact of a weaker Pound Sterling versus the US dollar partially offset by higher average panel prices and shipment volumes.

The European mills produced at 100% of stated capacity in the current quarter compared to 105% in the second quarter of 2017 and 99% in the third quarter of 2016. Quarter-over-quarter, capacity utilization was down due to annual maintenance shuts taken at three mills in the current quarter. Year-over-year, capacity utilization was up due to improved productivity.

Margin Improvement Program (MIP)

The Company generated $1 million of MIP gains in the first nine months of 2017 due to improved mill productivity partially offset by the timing of annual maintenance shuts and related costs as well as costs associated with executing on strategic initiatives. These costs include adding in-house technical and engineering expertise to support the execution of capital projects in addition to investing in sales, marketing and production resources and capabilities to execute on the Company’s North American specialty products growth strategy. MIP is measured relative to 2016 at constant prices and exchange rates.

FINANCE COSTS, DEPRECIATION AND AMORTIZATION, AND INCOME TAX

	Q3	Q2	Q3	9 mos	9 mos
(US $ millions)	2017	2017	2016	2017	2016
Finance costs	$(7)	$(8)	$(13)	$(26)	$(39)
Depreciation and amortization	(27)	(27)	(23)	(78)	(68)
Income tax expense	(32)	(30)	(19)	(75)	(32)

Finance Costs

Finance costs decreased compared to all prior periods. The quarterly decrease against the second quarter of 2017 is due to additional interest costs that were capitalized on qualifying assets during the quarter and the decreases against the prior year periods are primarily due to the repayment of the $200 million senior secured notes in February 2017 as well as capitalized interest. During the current quarter, $2 million in interest costs were capitalized ($1 million in the second quarter of 2017; none in the third quarter of 2016). Year-to-date, $4 million in interest costs were capitalized (none in the same period last year).

Some of the statements included in this MD&A constitute forward-looking statements that are based on various assumptions and are subject to various risks. See the cautionary statement contained in the Forward-Looking Statements section.	8

Depreciation and Amortization

The Company uses the units-of-production method to depreciate its production equipment and fluctuations in depreciation expense reflect relative changes in production levels by mill. Amortization expense was in line with the prior periods.

Income Tax

A tax expense of $32 million was recorded on pre-tax earnings of $162 million in the third quarter of 2017. Year-to-date, a tax expense of $75 million was recorded on pre-tax earnings of $351 million. During the current quarter, Norbord recorded a $7 million non-recurring income tax recovery related to deductible temporary differences and benefit of a non-capital loss carry forwards not previously recognized which originated from the former Ainsworth business.

The effective tax rate differs from the statutory rate principally due to rate differences on foreign activities and fluctuations in relative currency values. In addition, income tax expense now includes revaluation gains and losses on the translation of foreign currency-denominated deferred income tax balances, and tax receivable and payable balances (see Change in Accounting Policies).

LIQUIDITY AND CAPITAL RESOURCES

	Q3	Q2	Q3	9 mos	9 mos
(US $ millions, except per share information, unless otherwise noted)	2017	2017	2016	2017	2016
Cash provided by operating activities	$203	$144	$97	$386	$183
Cash provided by operating activities per share	2.36	1.67	1.13	4.48	2.14

Operating working capital	156	181	156
Total working capital	245	187	229
Investment in property, plant and equipment & intangible assets	73	58	29	191	63
Net debt to capitalization, market basis	15%	20%	29%
Net debt to capitalization, book basis	28%	36%	45%

At period-end, the Company had unutilized liquidity of $476 million, comprising $126 million in cash, $225 million in revolving bank lines and $125 million undrawn under its accounts receivable securitization program, which the Company believes is sufficient to fund expected short-term cash requirements.

Senior Secured Notes Due 2017

In February 2017, the Company permanently repaid its $200 million senior secured notes upon maturity using cash on hand and temporary drawings on the accounts receivable securitization program which were repaid in the second quarter.

Senior Secured Notes Due 2020

The Company’s $240 million senior secured notes due December 2020 bear an interest rate of 5.375%.

Senior Secured Notes Due 2023

The Company’s $315 million senior secured notes due April 2023 bear an interest rate of 6.25%.

Revolving Bank Lines

The Company has an aggregate commitment of $245 million under committed revolving bank lines which bear interest at money market rates plus a margin that varies with the Company’s credit rating. The maturity date of the aggregate commitment is May 2019. The bank lines are secured by a first lien on the Company’s North American OSB inventory and property, plant and equipment. This lien is shared pari passu with the holders of the 2020 and 2023 senior secured notes.

Some of the statements included in this MD&A constitute forward-looking statements that are based on various assumptions and are subject to various risks. See the cautionary statement contained in the Forward-Looking Statements section.	9

The revolving bank lines contain two quarterly financial covenants: minimum tangible net worth of $500 million and maximum net debt to total capitalization, book basis, of 65%. For the purposes of the tangible net worth calculation, the following adjustments have been made as at period-end:

•	the IFRS transitional adjustments to shareholders’ equity of $21 million at January 1, 2011 are added back;

•	changes to other comprehensive income subsequent to January 1, 2011 are excluded;

•	intangible assets (other than timber rights and software acquisition and development costs) are excluded; and

•	the impact of the change in functional currency of Ainsworth on April 1, 2015 on shareholders’ equity of $155 million is excluded.

Net debt for financial covenant purposes includes total debt, principal amount excluding any drawings on the accounts receivable securitization program, less cash and cash equivalents, plus letters of credit issued and any bank advances. At period-end, the Company’s tangible net worth was $1,128 million and net debt for financial covenant purposes was $449 million. Net debt to capitalization, book basis, was 28%. The Company was in compliance with the financial covenants at period-end.

Norbord’s capital structure at period-end consisted of the following:

(US $ millions)	Sep 30, 2017	Dec 31, 2016
Long-term debt, principal value	$555	$755
Less: Cash and cash equivalents	(126)	(161)

Net debt	429	594
Add: Letters of credit	20	25

Net debt for financial covenant purposes	449	619

Shareholders’ equity	898	650
Add: Other comprehensive income movement(1)	54	79
Add: Impact of Ainsworth changing functional currencies	155	155
Add: IFRS transitional adjustments	21	21

Tangible net worth for financial covenant purposes	1,128	905

Total capitalization	$1,577	$1,524

Net debt to capitalization, market basis	15%	25%
Net debt to capitalization, book basis	28%	41%

(1)	Cumulative subsequent to January 1, 2011.

Accounts Receivable Securitization

The Company has a $125 million multi-currency accounts receivable securitization program with a third-party trust sponsored by a highly rated Canadian financial institution. The program is revolving and has an evergreen commitment subject to termination on 12 months’ notice. Under the program, Norbord has transferred substantially all of its present and future trade accounts receivable to the trust on a fully serviced basis for proceeds consisting of cash and deferred purchase price. However, the asset derecognition criteria under IFRS have not been met and the transferred accounts receivable remain recorded as an asset.

At period-end, Norbord had transferred but continued to recognize $186 million in trade accounts receivable, and Norbord recorded no drawings as other long-term debt relating to this financing program. The level of accounts receivable transferred under the program fluctuates with the level of shipment volumes, product prices and foreign exchange rates. The amount Norbord chooses to draw under the program at any point in time depends on the level of accounts receivable transferred, timing of cash settlements and fluctuates with the Company’s cash requirements. Any drawings are presented as other long-term debt on the balance sheet and are excluded from the net debt to capitalization calculation for financial covenant purposes. The utilization charge, which is based on money market rates plus a margin, and other program fees are recorded as finance costs. Year-to-date, the utilization charge ranged from 1.5% to 2.6%.

Some of the statements included in this MD&A constitute forward-looking statements that are based on various assumptions and are subject to various risks. See the cautionary statement contained in the Forward-Looking Statements section.	10

The securitization program contains no financial covenants; however, the program is subject to minimum credit rating requirements. The Company must maintain a long-term issuer credit rating of at least single B(mid) or the equivalent. In March 2017, Moody’s Investors Services upgraded the Company’s long-term issuer credit rating from Ba2 to Ba1. In August 2017, Standard & Poor’s Ratings Services upgraded the Company’s long-term issuer credit rating from BB- to BB. As at October 26, 2017, Norbord’s ratings were BB (DBRS), BB (Standard & Poor’s Ratings Services) and Ba1 (Moody’s Investors Service).

Other Liquidity and Capital Resources

Operating working capital, consisting of accounts receivable, inventory and prepaids less accounts payable and accrued liabilities, was $156 million at period-end compared to $181 million at July 1, 2017 and $156 million at September 24, 2016. The Company aims to continuously minimize the amount of capital held as operating working capital and continues to manage it at minimal levels.

Quarter-over-quarter, operating working capital decreased by $25 million primarily due to higher accounts payable and accrued liabilities partially offset by higher accounts receivable. Higher accounts payable and accrued liabilities is primarily attributed to higher accrued capital expenditures related to the Inverness project (described below) and higher mill profit share accruals. Higher accounts receivable was primarily attributable to higher North American OSB prices.

Year-over-year, operating working capital remained unchanged as higher accounts receivable and higher inventory were offset by higher accounts payable and accrued liabilities. Higher accounts receivable was due to higher sales volume and prices in both North America and Europe. Higher inventory was the result of better weather conditions for building seasonal log inventories at the northern mills this year. Higher accounts payable and accrued liabilities was primarily attributed to higher accrued capital expenditures related to the Inverness project (described below) and higher mill profit share accruals.

Total working capital, which includes operating working capital plus cash and cash equivalents, taxes receivable and investment tax credit receivable less bank advances and taxes payable, was $245 million as at the end of the third quarter of 2017, compared to $187 million at July 1, 2017 and $229 million at September 24, 2016. Quarter-over-quarter, the increase of $58 million was attributed to the higher cash balance partially offset by higher taxes payable, lower operating working capital and the utilization of the investment tax credit receivable. Year-over-year, total working capital increased by $16 million primarily due to higher cash balance and higher operating working capital partially offset by higher taxes payable.

Operating activities generated $203 million of cash or $2.36 per share in the third quarter of 2017, compared to    $144 million or $1.67 per share in the second quarter of 2017 and $97 million or $1.13 per share in the third quarter of 2016. Year-to-date, operating activities provided $386 million of cash or $4.48 per share compared to $183 million or $2.14 per share in the prior period. The higher generation of cash versus all prior periods was mainly attributed to higher Adjusted EBITDA in the current period.

INVESTMENTS

	Q3	Q2	Q3	9 mos	9 mos
(US $ millions)	2017	2017	2016	2017	2016
Regular capital expenditures, including investment in intangible assets	$35	$34	$16	$98	$44
Inverness project	38	24	13	93	19

Total	$73	$58	$29	$191	$63

Investment in property, plant and equipment and intangible assets was $73 million in the third quarter of 2017 compared to $58 million in the second quarter of 2017 and $29 million in the third quarter of 2016. The increases versus both comparative quarters were primarily attributable to the Inverness and Huguley projects (see below).

Some of the statements included in this MD&A constitute forward-looking statements that are based on various assumptions and are subject to various risks. See the cautionary statement contained in the Forward-Looking Statements section.	11

Inverness Project

Norbord’s modernization and expansion of its Inverness, Scotland OSB mill is substantially complete and the new line was put into production subsequent to quarter-end. Capital spending of $38 million was incurred during the quarter, bringing the total project spending to-date to $126 million of the total $135 million budget. In addition,    $4 million of the Highlands & Islands Enterprise development grant was received during the quarter ($11 million project-to-date) which has been offset against expenditures incurred. The Company expects that the project will be completed on time and budget during the last quarter of 2017.

All Other Projects

Norbord’s 2017 investment in property, plant and equipment and intangible assets related to all other projects (excluding Inverness) is expected to be $145 million of which $35 million was spent during the quarter ($98 million year-to-date). This includes funding of routine business projects focused on reducing manufacturing costs and increasing productivity across the mills, as well as $37 million to prepare the Huguley mill for restart. These investments will be funded with cash on hand, cash generated from operations and, if necessary, drawings under the Company’s accounts receivable securitization program or committed revolving bank lines.

2018 Capital Spending Budget

Looking ahead to next year, while the Company is still in the process of finalizing its capital plans, the 2018 capital expenditure target is expected to be approximately $150 million. This will include investments to improve production efficiency and reduce manufacturing costs across the Company’s mills as well as to maintain high standards for environmental and safety performance. It will also include investments to support the Company’s strategy to increase the production of specialty products for industrial and export markets.

CAPITALIZATION

At October 26, 2017, there were 86.4 million common shares outstanding. In addition, 1.4 million stock options were outstanding, of which 55% were fully vested.

Dividends

Norbord’s variable dividend policy targets the payment to shareholders of a portion of free cash flow based upon the Company’s financial position, results of operations, cash flow, capital requirements and restrictions under the Company’s revolving bank lines, as well as the market outlook for the Company’s principal products and broader market and economic conditions, among other factors. Under this policy, the Board of Directors has declared the following dividends:

(in C $)	Quarterly Dividend Declared per Common Share
Q2 2013 to Q4 2014	$0.60
Q1 2015 & Q2 2015	0.25
Q3 2015 to Q1 2017	0.10
Q2 2017	0.30
Q3 2017	0.50

The Board retains the discretion to amend the Company’s dividend policy in any manner and at any time as it may deem necessary or appropriate in the future. For these reasons, as well as others, the Board in its sole discretion can decide to increase, maintain, decrease, suspend or discontinue the payment of cash dividends in the future.

Some of the statements included in this MD&A constitute forward-looking statements that are based on various assumptions and are subject to various risks. See the cautionary statement contained in the Forward-Looking Statements section.	12

Secondary Offering

On August 2, 2017, Brookfield and the Company entered into an agreement with a syndicate of underwriters to complete a bought deal secondary offering of Norbord’s common shares (the Offering). Under the Offering, the syndicate agreed to purchase 3.6 million common shares from Brookfield at a purchase price of CAD $42.35 per common share. On August 9, 2017, upon the completion of the Offering, Brookfield owned, directly and indirectly, approximately 49% of Norbord common shares. Norbord did not receive any proceeds from the Offering.

In-kind Distribution

Subsequent to quarter-end, Brookfield completed an in-kind distribution (the Distribution) of an aggregate of 7.1 million common shares of Norbord to investors in certain of its funds. Upon completion of the Distribution on October 13, 2017, Brookfield owned and controlled approximately 40% of Norbord common shares.

FINANCIAL INSTRUMENTS

The Company utilizes various derivative financial instruments to manage risk and make better use of capital. The fair values of these instruments are reflected on the Company’s balance sheet and are disclosed in note 12 to the interim financial statements.

TRANSACTIONS WITH RELATED PARTIES

In the normal course of operations, Norbord enters into various transactions with related parties which have been measured at exchange value between the parties and recognized in the consolidated financial statements. The following transactions have occurred between Norbord and its related parties during the quarter:

Brookfield

Norbord periodically engages the services of Brookfield for various financial, real estate and other business services. During the quarter, the fees for services rendered were less than $1 million (2016 – less than $1 million). Year-to-date, the fees for services rendered were less than $1 million (2016 – less than $1 million).

In August 2017, upon completion of the secondary offering (see Capitalization), Brookfield’s ownership decreased from approximately 53% to 49% of common shares outstanding. Subsequent to quarter-end, upon completion of the Distribution (see Capitalization), Brookfield’s ownership was reduced to approximately 40% of common shares outstanding.

Other

Sales to Asian markets are handled by Interex Forest Products Ltd. (Interex), a cooperative sales company over which Norbord, as a 25% shareholder, has significant influence. During the quarter, net sales of $24 million (2016 – $16 million) were made to Interex, and year-to-date, net sales were $54 million (2016 – $40 million). At period-end, $4 million (December 31, 2016 – $2 million) due from Interex was included in accounts receivable.

Some of the statements included in this MD&A constitute forward-looking statements that are based on various assumptions and are subject to various risks. See the cautionary statement contained in the Forward-Looking Statements section.	13

SELECTED QUARTERLY INFORMATION

	2017				2016			2015
(US $ millions, except per share information, unless otherwise noted)	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
SALES AND EARNINGS
Sales	578	536	467	482	453	447	384	415
Operating income	169	135	73	87	87	67	39	33
Adjusted EBITDA(1)	200	165	103	115	115	94	61	59
Earnings	130	97	49	61	55	44	23	13
Adjusted earnings (1)	121	95	50	56	58	42	20	18

PER COMMON SHARE EARNINGS
Earnings, basic(2)	1.51	1.13	0.57	0.71	0.64	0.51	0.27	0.15
Adjusted earnings, basic(1,3)	1.40	1.10	0.58	0.65	0.68	0.49	0.23	0.21
Dividends declared(4)	0.50	0.30	0.10	0.10	0.10	0.10	0.10	0.10

BALANCE SHEET
Total assets	1,951	1,772	1,725	1,799	1,718	1,654	1,670	1,635
Long-term debt(5)	548	547	547	746	746	745	745	745
Net debt for financial covenant purposes(1)	449	567	580	619	705	751	749	751
Net debt to capitalization, market basis(1)	15%	20%	22%	25%	29%	31%	32%	32%
Net debt to capitalization, book basis(1)	28%	36%	38%	41%	45%	48%	50%	51%

KEY STATISTICS
Shipments (MMsf–3/8”)
North America	1,537	1,536	1,431	1,601	1,463	1,487	1,337	1,459
Europe	474	474	479	447	438	459	435	425
Indicative Average OSB Price
North Central ($/Msf–7/16”)	409	330	293	285	301	264	226	242
South East ($/Msf–7/16”)	354	320	292	263	256	245	215	221
Western Canada ($/Msf–7/16”)	388	324	265	236	265	242	191	204
Europe (•/m3)(6)	233	230	226	230	235	237	230	226

KEY PERFORMANCE METRICS
Return on capital employed (ROCE)(1)	52%	44%	29%	30%	32%	26%	18%	15%
Return on equity (ROE)(1)	58%	51%	30%	34%	41%	31%	16%	11%
Cash provided by operating activities	203	144	39	130	97	83	3	56
Cash provided by operating activities per share(1)	2.36	1.67	0.45	1.52	1.13	0.97	0.04	0.66

(1)	Non-IFRS measure; see Non-IFRS Financial Measures section.
(2)	Basic and diluted earnings per share are the same except diluted earnings per share for Q3 2017 is $1.50 and Q2 2017 is $1.12.
(3)	Basic and diluted Adjusted earnings per share are the same except diluted Adjusted earnings per share for Q3 2017 is $1.39 and Q3 2016 is $0.67.
(4)	Dividends declared per share stated in Canadian dollars.
(5)	Includes current and non-current long-term debt.
(6)	European indicative average OSB price represents the gross delivered price to the largest continental market.

Quarterly results are impacted by seasonal factors such as weather and building activity. Market demand varies seasonally, as homebuilding activity and repair and remodelling work – the principal end uses of Norbord’s products – are generally stronger in the spring and summer months. Adverse weather can also limit access to logging areas, which can affect the supply of fibre to Norbord’s operations. OSB shipment volumes and prices are affected by these factors as well as by global, regional and local supply and demand conditions.

Operating working capital is typically built up in the first quarter of the year due primarily to log inventory purchases in the northern regions of North America and Europe. This inventory is generally consumed in the spring and summer months.

The demand for and the price of OSB in North America are significant variables affecting the comparability of Norbord’s results over the past eight quarters. Fluctuations in earnings during that time mirror fluctuations in the demand for and the price of OSB in North America. The Company estimates that the annualized impact on Adjusted EBITDA of a $10 per Msf (7/16-inch basis) change in the realized North American OSB price, when

Some of the statements included in this MD&A constitute forward-looking statements that are based on various assumptions and are subject to various risks. See the cautionary statement contained in the Forward-Looking Statements section.	14

operations are running at full capacity, is approximately $59 million or $0.69 per basic share (approximately $50 million or $0.58 per basic share based on the last twelve months of production as at September 30, 2017). Regional pricing variations, particularly in the Southern US and Western Canada, make the North Central benchmark price a useful, albeit imperfect, proxy for overall North American OSB pricing. Similarly in Europe, regional pricing variations and product mix also make the European OSB indicative price a useful, albeit imperfect, proxy for overall European OSB pricing. Further, premiums obtained on value-added products, the pricing lag effect of maintaining an order file, and volume and trade discounts cause realized prices to differ from the benchmarks for both North America and Europe.

Global commodity prices affect the prices of key raw material inputs, primarily wood fibre, resin, wax and energy, which had been increasing as the broader US economic recovery gained traction. Prices for resin, a petroleum-based product, generally follow global oil prices which had been trending down until the third quarter of 2016 and then trending gradually higher for the four subsequent quarters. During the current quarter, resin prices have been trending down.

Norbord has significant exposure to the Canadian dollar with approximately 37% of its panel production capacity located in Canada. The Company estimates that the favourable impact of a one-cent (US) decrease in the value of the Canadian dollar would positively impact annual Adjusted EBITDA by approximately $3 million when all six of Norbord’s Canadian OSB mills operate at capacity.

Items not related to ongoing business operations and other items that had a significant impact on quarterly results include:

Loss on Disposal of Assets – Included in the third quarter of 2017 is a $2 million ($0.02 per basic and diluted share) non-cash loss on the disposal of production equipment during the quarter. Included in the second quarter of 2017 is $2 million ($0.02 per basic and diluted share), $5 million ($0.06 per basic and diluted share) in the first quarter of 2017 and $1 million ($0.01 per basic and diluted share) in the fourth quarter of 2015 of similar costs.

Stock-based Compensation and Related Costs – Included in the third quarter of 2017 is $1 million ($0.01 per basic and diluted share) of stock-based compensation and related revaluation costs. Included in the second quarter of 2017 is $1 million ($0.01 per basic and diluted share), $1 million ($0.01 per basic and diluted share) in the first quarter of 2017, $1 million ($0.01 per basic and diluted share) in the fourth quarter of 2016, $1 million ($0.01 per basic and diluted share) in the third quarter of 2016 and $1 million ($0.01 per basic and diluted share) in the fourth quarter of 2015 of similar costs.

Costs related to Inverness Expansion Project – Included in the third quarter of 2017 is $1 million ($0.01 per basic and diluted share) of pre-operating costs related to the Inverness expansion project.

Gain on Asset Exchange – Included in the fourth quarter of 2016 is a $16 million ($0.19 per basic and diluted share) gain recognized on the Quebec asset exchange transaction.

Other Costs Incurred to Achieve Merger Synergies – Included in the fourth quarter of 2016 is $1 million ($0.01 per basic and diluted share) of other costs incurred to achieve synergies from the Merger including consulting and professional fees. Included in the third quarter of 2016 is $4 million ($0.05 per basic and diluted share), $2 million ($0.02 per basic and diluted share) in the second quarter of 2016, $1 million ($0.01 per basic and diluted share) in the first quarter of 2016 and $3 million ($0.03 per basic and diluted share) in the fourth quarter of 2015 of similar costs. In addition, the third quarter of 2016 also included costs expensed to dismantle certain idle equipment at the Grande Prairie, Alberta mill which was moved for use in the Inverness project.

Costs Related to High Level Fire – Included in the second quarter of 2016 is a $1 million ($0.01 per basic and diluted share) insurance claim deductible related to a fire at the High Level mill.

Some of the statements included in this MD&A constitute forward-looking statements that are based on various assumptions and are subject to various risks. See the cautionary statement contained in the Forward-Looking Statements section.	15

The following table reconciles Adjusted earnings to the most directly comparable IFRS measure:

(US $ millions)	Q3 2017	Q2 2017	Q1 2017	Q4 2016	Q3 2016	Q2 2016	Q1 2016	Q4 2015
Earnings	$130	$97	$49	$61	$55	$44	$23	$13
Add: Loss on disposal of assets	2	2	5	—	—	—	—	1
Add: Stock-based compensation and related costs	1	1	1	1	1	—	—	1
Add: Costs related to Inverness expansion project	1	—	—	—	—	—	—	—
Add: Gain on Quebec mill exchange	—	—	—	(16)	—	—	—	—
Add: Other costs incurred to achieve Merger synergies	—	—	—	1	4	2	1	3
Add: Costs related to High Level fire	—	—	—	—	—	1	—	—
Add: Reported income tax expense	32	30	13	29	19	10	3	6

Adjusted pre-tax earnings	166	130	68	76	79	57	27	24
Less: Income tax expense at statutory rate(1)	(45)	(35)	(18)	(20)	(21)	(15)	(7)	(6)

Adjusted earnings	$121	$95	$50	$56	$58	$42	$20	$18

(1)	Represents Canadian combined federal and provincial statutory rate.

The following table reconciles Adjusted EBITDA to the most directly comparable IFRS measure:

(US $ millions)	Q3 2017	Q2 2017	Q1 2017	Q4 2016	Q3 2016	Q2 2016	Q1 2017	Q4 2015
Earnings	$130	$97	$49	$61	$55	$44	$23	$13
Add: Finance costs	7	8	11	13	13	13	13	14
Add: Depreciation and amortization	27	27	24	26	23	24	21	21
Add: Income tax expense	32	30	13	29	19	10	3	6
Add: Loss on disposal of assets	2	2	5	—	—	—	—	1
Add: Stock-based compensation and related costs	1	1	1	1	1	—	—	1
Add: Costs related to Inverness expansion project	1	—	—	—	—	—	—	—
Less: Gain on Quebec mill exchange	—	—	—	(16)	—	—	—	—
Add: Other costs incurred to achieve Merger synergies	—	—	—	1	4	2	1	3
Add: Costs related to High Level fire	—	—	—	—	—	1	—	—

Adjusted EBITDA	$200	$165	$103	$115	$115	$94	$61	$59

CHANGES IN ACCOUNTING STANDARDS

(i)	Income Taxes

In January 2016, the IASB issued amendments to clarify the requirements for recognizing deferred tax assets on unrealized losses. The amendments clarify the accounting for deferred tax where an asset is measured at fair value and that fair value is below the asset’s tax base. They also clarify certain other aspects of accounting for deferred tax assets. The amendments became effective for the Company on January 1, 2017 and did not have a significant impact on its interim financial statements.

(ii)	Cash Flow Statement Disclosure

In January 2016, the IASB issued an amendment to IAS 7, Statement of Cash Flows, introducing additional disclosure requirements for liabilities arising from financing activities. The amendments became effective for the Company on January 1, 2017 and the additional disclosure has been included in note 11 to the interim financial statements.

Some of the statements included in this MD&A constitute forward-looking statements that are based on various assumptions and are subject to various risks. See the cautionary statement contained in the Forward-Looking Statements section.	16

FUTURE CHANGES IN ACCOUNTING POLICIES

As disclosed in Norbord’s 2016 audited annual financial statements, below are new accounting policies with an effective date for the year beginning on or after January 1, 2018:

(i)	Financial Instruments

Norbord intends to adopt IFRS 9, Financial Instruments, in its financial statements for the annual period beginning on January 1, 2018. Norbord does not expect the standard to have a material impact on its financial statements.

(ii)	Revenue from Contracts with Customers

Norbord intends to adopt IFRS 15, Revenues from Contracts with Customers, and the clarifications in its financial statements for the annual period beginning on January 1, 2018. The Company has undertaken a review of its significant contracts in accordance with the five-step model in IFRS 15 to determine the impact on the timing and measurement of its revenue recognition and based on this review Norbord does not expect the standard to have a material impact on its financial statements or accounting policy.

(iii)	Share-based Payments

Norbord intends to adopt the amendments to IFRS 2, Share-based Payments, in its financial statements for the annual period beginning on January 1, 2018. Norbord does not expect the amendments to have a material impact on its financial statements.

(iv)	Foreign Currency Transactions and Advance Consideration

Norbord intends to adopt IFRIC 22, Foreign Currency Transactions and Advance Consideration, in its financial statements for the annual period beginning on January 1, 2018. Norbord does not expect the interpretation to have a material impact on its financial statements.

(v)	Leases

In January 2016, the IASB issued IFRS 16, Leases (IFRS 16), which replaces the existing lease accounting guidance. IFRS 16 requires all leases to be reported on the balance sheet unless certain criteria for exclusion are met. IFRS 16 is effective for the annual period beginning on January 1, 2019. The Company is currently assessing the impact of IFRS 16 on its financial statements.

In addition to the future changes in accounting policies disclosed in Norbord’s 2016 audited financial statements, below are new accounting policies issued to-date in 2017:

(i)	Uncertainty over Income Tax Treatments

In June 2017, the IFRS Interpretations Committee of the IASB issued IFRIC 23, Uncertainty over Income Tax Treatments (IFRIC 23). The interpretation provides guidance on the accounting for current and deferred tax liabilities and assets in circumstances in which there is uncertainty over income tax treatments. The interpretation is effective for the annual period beginning on January 1, 2019. The Company is currently assessing the impact of IFRIC 23 on its financial statements.

CHANGE IN ACCOUNTING POLICIES

Effective April 2, 2017, the Company changed its policy on the classification of gain and losses on translation of foreign currency-denominated deferred tax assets and liabilities, taxes payable and receivable, and investment tax credit receivable. Gains and losses on these items are included in earnings and reported as income tax expense (previously reported as general and administrative expenses). The effect of this classification change on prior period comparatives is not material.

Some of the statements included in this MD&A constitute forward-looking statements that are based on various assumptions and are subject to various risks. See the cautionary statement contained in the Forward-Looking Statements section.	17

SIGNIFICANT ACCOUNTING POLICIES, JUDGEMENTS AND ESTIMATES

Management has selected appropriate accounting policies and made certain estimates and assumptions that affect the reported amounts and other disclosure in the financial statements. These accounting policies, estimates and judgements are described in the 2016 audited financial statements of the Company.

RISKS AND UNCERTAINTIES

Norbord is exposed to a number of risks and uncertainties in the normal course of its business which could have a material adverse effect on the Company’s business, financial position, operating results and cash flows. A discussion of some of the major risks and uncertainties is described in the 2016 annual MD&A of the Company and as follows:

Potential Future Changes in Tax Laws

The Company’s structure is based on prevailing taxation law and practice in the local jurisdictions in which it operates. The Company is aware that new taxation rules could be enacted or that existing rules could be applied in a manner that subjects its profits to additional taxation or otherwise have a material adverse effect on its profitability, results of operations, financial condition or the trading price of its securities. Management is continually monitoring changes in tax policy, tax legislation (including in relation to taxation rates), the interpretation of tax policy or legislation or practice that could have such an effect.

INTERNAL CONTROLS OVER FINANCIAL REPORTING AND DISCLOSURE CONTROLS AND PROCEDURES

There were no changes in the Company’s internal controls over financial reporting and disclosure controls and procedures during the three months ended September 30, 2017 that have materially affected, or are reasonably likely to materially affect, these controls and procedures.

NON-IFRS FINANCIAL MEASURES

The following non-IFRS financial measures have been used in this MD&A. Non-IFRS financial measures do not have any standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies. Each non-IFRS financial measure is defined below. Where appropriate, a quantitative reconciliation of the non-IFRS financial measure to the most directly comparable IFRS measure is provided.

Adjusted earnings is defined as earnings determined in accordance with IFRS before non-recurring or other items, and using a normalized income tax rate. Non-recurring items include the gain on the Quebec asset exchange, costs related to the Merger and pre-operating costs related to the Inverness expansion project. Other items include a non-cash loss on disposal of assets and stock-based compensation and related revaluation costs. The actual income tax expense is added back and a tax expense calculated at the Canadian combined federal and provincial statutory rate is deducted. Adjusted earnings per share is Adjusted earnings divided by the weighted average number of common shares outstanding.

Some of the statements included in this MD&A constitute forward-looking statements that are based on various assumptions and are subject to various risks. See the cautionary statement contained in the Forward-Looking Statements section.	18

The following table reconciles Adjusted earnings to the most directly comparable IFRS measure:

	Q3	Q2	Q3	9 mos	9 mos
(US $ millions)	2017	2017	2016	2017	2016
Earnings	$130	$97	$55	$276	$122
Add: Loss on disposal of assets	2	2	—	9	—
Add: Stock-based compensation and related costs	1	1	1	3	1
Add: Costs related to Inverness expansion project	1	—	—	1	—
Add: Other costs incurred to achieve Merger synergies	—	—	4	—	7
Add: Costs related to High Level fire	—	—	—	—	1
Add: Reported income tax expense	32	30	19	75	32

Adjusted pre-tax earnings	166	130	79	364	163
Less: Income tax expense at statutory rate(1)	(45)	(35)	(21)	(98)	(43)

Adjusted earnings	$121	$95	$58	$266	$120

(1)	Represents Canadian combined federal and provincial statutory rate.

Adjusted EBITDA is defined as earnings determined in accordance with IFRS before finance costs, income taxes, depreciation and amortization, and non-recurring or other items. Non-recurring items include the gain on the Quebec asset exchange, costs related to the Merger and pre-operating costs related to the Inverness expansion project. Other items include a non-cash loss on disposal of assets and stock-based compensation and related revaluation costs. As Norbord operates in a cyclical commodity business, Norbord interprets Adjusted EBITDA over the cycle as a useful indicator of the Company’s ability to incur and service debt and meet capital expenditure requirements. In addition, Norbord views Adjusted EBITDA as a measure of gross profit and interprets Adjusted EBITDA trends as indicators of relative operating performance.

The following table reconciles Adjusted EBITDA to the most directly comparable IFRS measure:

	Q3	Q2	Q3	9 mos	9 mos
(US $ millions)	2017	2017	2016	2017	2016
Earnings	$130	$97	$55	$276	$122
Add: Finance costs	7	8	13	26	39
Add: Depreciation and amortization	27	27	23	78	68
Add: Income tax expense	32	30	19	75	32
Add: Loss on disposal of assets	2	2	—	9	—
Add: Stock-based compensation and related costs	1	1	1	3	1
Add: Costs related to Inverness expansion project	1	—	—	1	—
Add: Other costs incurred to achieve Merger synergies	—	—	4	—	7
Add: Costs related to High Level fire	—	—	—	—	1

Adjusted EBITDA	$200	$165	$115	$468	$270

The following tables reconciles Adjusted EBITDA per geographic segment to the most directly comparable IFRS measure:

	Q3 2017
(US $ millions)	North America	Europe	Unallocated	Total
EBITDA(1)	$182	$13	$1	$196
Add: Loss on disposal of assets	2	—	—	2
Add: Stock-based compensation and related costs	—	—	1	1
Add: Costs related to Inverness expansion project	—	1	—	1

Adjusted EBITDA	$184	$14	$2	$200

Some of the statements included in this MD&A constitute forward-looking statements that are based on various assumptions and are subject to various risks. See the cautionary statement contained in the Forward-Looking Statements section.	19

	Q2 2017
(US $ millions)	North America	Europe	Unallocated	Total
EBITDA(1)	$155	$9	$(2)	$162
Add: Loss on disposal of assets	2	—	—	2
Add: Stock-based compensation and related costs	—	—	1	1

Adjusted EBITDA	$157	$9	$(1)	$165

	Q3 2016
(US $ millions)	North America	Europe	Unallocated	Total
EBITDA(1)	$103	$10	$(3)	$110
Add: Stock-based compensation and related costs	—	—	1	1
Add: Other costs incurred to achieve Merger synergies	3	—	1	4

Adjusted EBITDA	$106	$10	$(1)	$115

	9 mos 2017
(US $ millions)	North America	Europe	Unallocated	Total
EBITDA(1)	$434	$28	$(7)	$455
Add: Loss on disposal of assets	9	—	—	9
Add: Stock-based compensation and related costs	—	—	3	3
Add: Costs related to Inverness expansion project	—	1	—	1

Adjusted EBITDA	$443	$29	$(4)	$468

	9 mos 2016
(US $ millions)	North America	Europe	Unallocated	Total
EBITDA(1)	$238	$31	$(8)	$261
Add: Stock-based compensation and related costs	—	—	1	1
Add: Other costs incurred to achieve Merger synergies	5	—	2	7
Add: Costs related to High Level fire	1	—	—	1

Adjusted EBITDA	$244	$31	$(5)	$270

(1)	EBITDA is defined as earnings before finance costs, income tax, and depreciation and amortization.

Operating working capital is defined as accounts receivable plus inventory plus prepaids less accounts payable and accrued liabilities. Operating working capital is a measure of the investment in accounts receivable, inventory, prepaids, accounts payable and accrued liabilities required to support operations. The Company aims to minimize its investment in operating working capital; however, the amount will vary with seasonality and sales expansions and contractions.

(US $ millions)	Sep 30, 2017	Jul 1, 2017	Dec 31, 2016	Sep 24, 2016
Accounts receivable	$202	$184	$141	$160
Inventory	200	206	185	189
Prepaids	12	7	10	13
Accounts payable and accrued liabilities	(258)	(216)	(218)	(206)

Operating working capital	$156	$181	$118	$156

Some of the statements included in this MD&A constitute forward-looking statements that are based on various assumptions and are subject to various risks. See the cautionary statement contained in the Forward-Looking Statements section.	20

Total working capital is operating working capital plus cash and cash equivalents, taxes receivable and investment tax credit receivable less bank advances, if any, and taxes payable.

(US $ millions)	Sep 30, 2017	Jul 1, 2017	Dec 31, 2016	Sep 24, 2016
Operating working capital	$156	$181	$118	$156
Cash and cash equivalents	126	7	161	74
Taxes receivable	—	1	—	—
Investment tax credit receivable	—	5	—	—
Taxes payable	(37)	(7)	(1)	(1)

Total working capital	$245	$187	$278	$229

Capital employed is defined as the sum of property, plant and equipment, intangible assets and operating working capital. Capital employed is a measure of the total investment in a business in terms of property, plant and equipment, intangible assets and operating working capital.

(US $ millions)	Sep 30, 2017	Jul 1, 2017	Dec 31, 2016	Sep 24, 2016
Property, plant and equipment	$1,382	$1,330	$1,262	$1,240
Intangible assets	24	24	22	21
Accounts receivable	202	184	141	160
Inventory	200	206	185	13
Prepaids	12	7	10	189
Accounts payable and accrued liabilities	(258)	(216)	(218)	(206)

Capital employed	$1,562	$1,535	$1,402	$1,417

ROCE (return on capital employed) is Adjusted EBITDA divided by average capital employed. ROCE is a measurement of financial performance, focusing on cash generation and the effective use of capital. As Norbord operates in a cyclical commodity business, it monitors ROCE over the cycle as a useful means of comparing businesses in terms of efficiency of management. Norbord targets top-quartile ROCE among North American forest products companies over the cycle.

ROE (return on equity) is Adjusted earnings divided by average common shareholders’ equity. ROE is a measure that allows common shareholders to determine how effectively their invested capital is being employed. As Norbord operates in a cyclical commodity business, it looks at ROE over the cycle and targets top-quartile performance among North American forest products companies.

Cash provided by operating activities per share is calculated as cash provided by operating activities as determined under IFRS, divided by the weighted average number of common shares outstanding.

Net debt is the principal value of long-term debt, including the current portion, other long-term debt and bank advances, if any, less cash and cash equivalents. Net debt for financial covenant purposes is net debt excluding other long-term debt and including letters of credit outstanding. Net debt is a useful indicator of a company’s debt position. Net debt comprises:

(US $ millions)	Sep 30, 2017	Jul 1, 2017	Dec 31, 2016	Sep 24, 2016
Long-term debt, principal value	$555	$555	$755	$755
Less: Cash and cash equivalents	(126)	(7)	(161)	(74)

Net debt	429	548	594	681
Add: Letters of credit	20	19	25	24

Net debt for financial covenant purposes	$449	$567	$619	$705

Some of the statements included in this MD&A constitute forward-looking statements that are based on various assumptions and are subject to various risks. See the cautionary statement contained in the Forward-Looking Statements section.	21

Tangible net worth consists of shareholders’ equity including certain adjustments. A minimum tangible net worth is one of two financial covenants contained in the Company’s committed bank lines. For financial covenant purposes, effective January 1, 2011, tangible net worth excludes all IFRS transitional adjustments and all movement in cumulative other comprehensive income subsequent to January 1, 2011 (includes those movements related to the translation of Ainsworth in prior periods).

(US $ millions)	Sep 30, 2017	Jul 1, 2017	Dec 31, 2016	Sep 24, 2016
Shareholders’ equity	$898	$784	$650	$593
Add: Other comprehensive income movement(1)	54	68	79	79
Add: Impact of Ainsworth changing functional currencies	155	155	155	155
Add: IFRS transitional adjustments	21	21	21	21

Tangible net worth	$1,128	$1,028	$905	$848

(1)	Cumulative subsequent to January 1, 2011.

Net debt to capitalization, book basis, is net debt for financial covenant purposes divided by the sum of net debt for financial covenant purposes and tangible net worth. Net debt to capitalization on a book basis is a measure of a company’s relative debt position. Norbord interprets this measure as an indicator of the relative strength and flexibility of its balance sheet. In addition, a maximum net debt to capitalization, book basis, is one of two financial covenants contained in the Company’s committed bank lines.

Net debt to capitalization, market basis, is net debt for financial covenant purposes divided by the sum of net debt for financial covenant purposes and market capitalization. Market capitalization is the number of common shares outstanding at period-end multiplied by the trailing 12-month average per share market price. Net debt to capitalization, market basis, is a key measure of a company’s relative debt position and Norbord interprets this measure as an indicator of the relative strength and flexibility of its balance sheet. While the Company considers both book and market basis metrics, it believes the market basis to be superior to the book basis in measuring the true strength and flexibility of its balance sheet.

Some of the statements included in this MD&A constitute forward-looking statements that are based on various assumptions and are subject to various risks. See the cautionary statement contained in the Forward-Looking Statements section.	22

FORWARD-LOOKING STATEMENTS

This document includes forward-looking statements, as defined by applicable securities legislation. Often, but not always, forward-looking statements can be identified by the use of words such as “believes,” “expects,” “targets,” “outlook,” “scheduled,” “estimates,” “represents,” “forecasts,” “aims,” “predicts,” “plans,” “projects,” “anticipates,” “intends,” “supports,” “continues,” “future” or variations of such words and phrases, or negative versions thereof, or statements that certain actions, events or results “may,” “could,” “would,” “should,” “might” or “will” be taken, occur or be achieved. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Norbord to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

Examples of such statements include, but are not limited to, comments with respect to: (1) outlook for the markets for products; (2) expectations regarding future product pricing; (3) outlook for operations; (4) expectations regarding mill capacity; (5) objectives; (6) strategies to achieve those objectives; (7) expected financial results including the expected results of the MIP; (8) sensitivity to changes in product prices, such as the price of OSB; (9) sensitivity to changes in foreign exchange rates; (10) sensitivity to key input prices, such as the price of fibre, resin, wax and energy; (11) expectations regarding compliance with environmental regulations; (12) expectations regarding income tax rates; (13) expectations regarding contingent liabilities and guarantees, including the outcome of pending litigation; (14) expectations regarding the amount, timing and benefits of capital investments; (15) expectations regarding the amount and timing of dividend payments; and (16) historical, forecasted and other forward-looking information published by third parties such as the US Census Bureau, FEA (Forest Economic Advisors, LLC), APA–The Engineered Wood Association, Office for National Statistics and EUROCONSTRUCT which we may refer to but have not independently verified.

Although Norbord believes it has a reasonable basis for making these forward-looking statements, readers are cautioned not to place undue reliance on such forward-looking information. By its nature, forward-looking information involves numerous assumptions, inherent risks and uncertainties, both general and specific, which contribute to the possibility that the predictions, forecasts and other forward-looking statements will not occur. These factors include, but are not limited to: (1) assumptions in connection with the economic and financial conditions in the US, Europe, Canada and globally; (2) risks inherent to product concentration and cyclicality; (3) effects of competition and product pricing pressures; (4) risks inherent to customer dependence; (5) effects of variations in the price and availability of manufacturing inputs, including continued access to fibre resources at competitive prices; (6) availability of rail services and port facilities; (7) various events that could disrupt operations, including natural or catastrophic events and ongoing relations with employees; (8) impact of changes to, or non-compliance with, environmental regulations; (9) impact of any product liability claims in excess of insurance coverage; (10) risks inherent to a capital intensive industry; (11) impact of future outcomes of tax exposures; (12) potential future changes in tax laws; (13) effects of currency exposures and exchange rate fluctuations; (14) future operating costs; (15) availability of financing; (16) impact of future cross border trade rulings or agreements; (17) ability to implement new or upgraded information technology infrastructure; and (18) impact of information technology service disruptions or failures.

The above list of important factors affecting forward-looking information is not exhaustive. Additional factors are noted elsewhere, and reference should be made to the other risks discussed in filings with Canadian and United States securities regulatory authorities. Except as required by applicable law, Norbord does not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by, or on behalf of, the Company, whether as a result of new information, future events or otherwise, or to publicly update or revise the above list of factors affecting this information.

Some of the statements included in this MD&A constitute forward-looking statements that are based on various assumptions and are subject to various risks. See the cautionary statement contained in the Forward-Looking Statements section.	23